Exhibit 99.1

TeliaSonera Reverses Provision of approximately SEK 500 million

STOCKHOLM, Sweden--(BUSINESS WIRE)--Nov. 23, 2006--TeliaSonera AB (Nasdaq:TLSN) (LSE:TEE) (STO:TLSN) (HEX:TLS1V) has settled a dispute concerning a long-term lease contract (Westferry Road) in London, originally intended as a co-location site for the international carrier business.

In 2002, in connection with the large restructuring of the international carrier business, a provision was recorded to cover the projected future costs of the lease. The settlement results in the lease being rescinded (i.e. terminated) and hence the related provision can be reversed. The reversal of this provision will be reported as a non-recurring item and is estimated to affect TeliaSonera's operating income positively by approximately SEK 500 million in the fourth quarter 2006. The reversal of this provision will be taxable.

Forward-Looking Statements Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

(http://wpy.observer.se/wpyfs/00/00/00/00/00/08/BC/55/wkr0001.pdf)

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CONTACT: TeliaSonera
Press Office, (0)8-713 58 30